

March 23, 2021

Yimin Jin
Co-Chief Executive Officer
Code Chain New Continent Ltd
No 119 South Zhaojuesi Road
2nd Floor, Room 1
Chenghua District, Chengdu, Sichuan, China 610047

      Re: Code Chain New Continent Ltd
           Form S-3
           Filed March 16, 2021
           File No. 333-254366

Dear Ms. Jin:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Stacie Gorman at 202-551-3585 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction

cc: Yuning Bai, Esq.